Exhibit 99.1

ePICQUEST EDUCATION GROUP international LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2025 AND SEPTEMBER 30, 2024

(US$, except share data and per share data, or otherwise noted)

	March 31, 2025	September 30, 2024
	US$	US$
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	334,341	1,150,042
Restricted cash	338,712	338,712
Accounts receivable, net	101,396	85,279
Other receivable	542,554	473,271
Prepaid expenses	554,428	1,305,935
Inventory	44,731	48,470
Income tax receivable	540,165	889,766
Total current assets	2,456,327	4,291,475
Non-current assets
Property and equipment, net	673,701	1,597,823
Long-term prepaids	7,500,023	7,500,023
Intangible assets	4,354,102	4,464,226
Right-of-use assets	2,401,149	2,785,008
Goodwill	2,652,772	2,652,772
Total assets	20,038,074	23,291,327

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities
Accounts payable and other liabilities	3,271,837	3,233,471
Loan payable	409,956	409,956
Income tax payable	11,555	4,294
Due to related party	140,000	140,000
Lease liabilities – current	593,150	641,254
Deferred revenue	1,993,629	5,332,194
Total current liabilities	6,420,127	9,761,169
Non-current liabilities
Lease liabilities – non current	1,936,204	2,181,769
Deferred income tax liabilities	548,469	470,468
Total liabilities	8,904,800	12,413,406

Shareholders’ equity
Common shares, US$0.0015873 par value, 31,500,000 shares authorized, 13,608,173 and 13,113,173 shares issued and outstanding as of March 31, 2025 and September 30, 2024, respectively	21,600	20,814
Additional paid-in capital	20,571,641	20,142,071
Accumulated Deficit	(15,190,620)	(14,958,678)
Accumulated other comprehensive loss	(54,647)	(35,803)
Total shareholders’ equity	5,347,974	5,168,404

Non-controlling interests	5,785,300	5,709,517
Total equity	11,133,274	10,877,921
Total liabilities and equity	20,038,074	23,291,327

See accompanying notes to condensed consolidated financial statements.

ePICQUEST EDUCATION GROUP international LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(US$, except share data and per share data, or otherwise noted)

	March 31, 2025	March 31, 2024
	US$	US$
	(Unaudited)	(Unaudited)
Revenues	5,367,405	4,162,650
Costs of services	1,951,235	1,759,229

Gross profit	3,416,170	2,403,421

Operating costs and expenses:
Selling expenses	869,378	696,052
General and administrative	4,509,893	5,850,927
Total operating costs and expenses	5,379,271	6,546,979

Loss from operations	(1,963,101)	(4,143,558)

Other (income) expenses:
Other income	(1,890,840)	(493,554)
Interest income	(2,673)	(19,948)
Total other (income) expenses	(1,893,513)	(513,502)

Loss before provision for income taxes	(69,588)	(3,630,056)

Current income tax expense	8,570	5,124
Deferred income tax expense (benefit)	78,001	(118,266)
Income taxes expense (recovery)	86,571	(113,142)

Net loss	(156,159)	(3,516,914)
Net income (loss) attributable to non-controlling interest	75,783	(309,542)
Net loss attributable to common stockholders	(231,942)	(3,207,372)
Unrealized foreign currency translation adjustment	(18,844)	(7,686)
Comprehensive loss	(175,003)	(3,524,600)

Basic & diluted net loss per share	(0.02)	(0.26)

Weighted average number of ordinary shares-basic and diluted	13,232,953	12,370,905

See accompanying notes to condensed consolidated financial statements.

ePICQUEST EDUCATION GROUP international LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(US$, except share data and per share data, or otherwise noted)

	Common shares	Common shares amount	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive loss	Non-controlling interests	Total equity
Balance as of September 30, 2023	11,998,173	19,045	18,232,263	(9,071,818)	(36,284)	1,790,504	10,933,710
Net loss	-	-	-	(3,207,372)	-	(309,542)	(3,516,914)
Issuance of common stock for cash	400,000	635	799,365	-	-	-	800,000
Share-based compensation – common shares	420,000	667	524,533	-	-	-	525,200
Share-based compensation – stock options	-	-	595,099	-	-	-	595,099
Investment in SouthGilmore	-	-	(762,346)	-	-	4,500,074	3,737,728
Currency translation adjustment	-	-	-	-	(7,686)	-	(7,686)
Balance as of March 31, 2024 (Unaudited)	12,818,173	20,347	19,388,914	(12,279,190)	(43,970)	5,981,036	13,067,137

Balance as of September 30, 2024	13,113,173	20,814	20,142,071	(14,958,678)	(35,803)	5,709,517	10,877,921
Net loss	-	-	-	(231,942)	-	75,783	(156,159)
Share-based compensation – common shares	495,000	786	421,354	-	-	-	422,140
Share-based compensation – stock options	-	-	8,216	-	-	-	8,216
Currency translation adjustment	-	-	-	-	(18,844)	-	(18,844)
Balance as of March 31, 2025 (Unaudited)	13,608,173	21,600	20,571,641	(15,190,620)	(54,647)	5,785,300	11,133,274

The accompanying notes form an integral part of these condensed consolidated financial statements.

ePICQUEST EDUCATION GROUP international LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(US$, except share data and per share data, or otherwise noted)

	March 31,	March 31,
	2025	2024
	US$	US$
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities:
Net loss	(156,159)	(3,516,914)
Adjustments for items not affecting cash:
Depreciation and amortization	201,635	227,319
Share-based compensation	430,356	1,120,299
Net gain from disposal of fixed assets	(665,389)	(477,115)
Gain from settlement of student-deposit refunds with Renda	(1,200,000)	-
Deferred income tax expense	78,001	(118,266)
Changes in operating assets and liabilities
Accounts receivable and other receivable	(85,400)	(139,617)
Prepaid expenses	751,507	(6,300,508)
Operating lease – lease liabilities and right of use assets	90,190	(14,734)
Inventory	3,739	(3,845)
Accounts payable & accrued liabilities	1,238,366	589,942
Deferred revenue	(3,338,565)	(1,430,090)
Income tax receivable	356,862	(4,990)
Net cash used in operating activities	(2,294,857)	(10,068,519)
Cash Flows from Investing Activities:
Purchase of property and equipment	-	(8,398)
Proceeds from sale of fixed assets	1,498,000	757,115
Net cash provided from investing activities	1,498,000	748,717

Cash Flows from Financing Activities:
Long term investment received for Gilmore	-	3,737,728
Share issuances, net of issuance costs	-	800,000
Proceeds borrowed from third party	-	409,956
Net cash provided from financing activities	-	4,947,684

Effect of exchange rate changes on cash and cash equivalents	(18,844)	(7,690)
Net decrease in cash, cash equivalents	(815,701)	(4,379,808)
Cash and cash equivalents and restricted cash, beginning of year	1,488,754	5,305,551
Cash and cash equivalents and restricted cash, end of period	673,053	925,743

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Income taxes paid	-	40,230

See accompanying notes to condensed consolidated financial statements.

ePICQUEST EDUCATION GROUP international LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities and going concern

The Company was incorporated in the British Virgin Island (“BVI”) on December 13, 2017. The Company principally engages in the business of foreign language education and university education. The Company’s revenue is primarily derived from foreign education programs, university education programs and student accommodation services.

Liquidity and Capital Resources

The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. However, as of March 31, 2025, the Company has incurred recurring net losses and negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern within one year after the date that the condensed consolidated financial statements are issued. As of March 31, 2025, the Company had an accumulated deficit of $15,190,620 and a working capital deficit of $3,963,800.

Management has developed a plan to address these concerns, which includes the following actions:

●	Cost reduction initiatives: The Company plans to implement some cost-cutting measures, including reductions in discretionary spending.

●	Equity financing: The Company is actively seeking additional equity financing to fund operations and meet its obligations.

●	Asset sales: The Company is exploring the sale of non-core assets to generate additional liquidity.

●	New university programs: The Company is exploring strategic partnerships with more universities to introduce more educational programs and increase sources of revenues.

While management believes that these plans are feasible, there is no assurance that these actions will be successful in mitigating the substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to obtain sufficient financing or generate adequate cash flows from operations, it may be required to curtail or cease operations, seek protection under applicable bankruptcy laws, or pursue other strategic alternatives.

The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. Summary of significant accounting policies

Basis of presentation

The condensed consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principal of consolidation

The condensed consolidated financial statements include the financial statements of the Company and its subsidiaries as of March 31, 2025. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

	Principal activities	Percentage of ownership	Date of incorporation	Place of incorporation
EpicQuest Education Group International Limited (the “Company” or “EpicQuest”) (formerly Elite Education International Co. Ltd.)	Investment holding	—	December 13, 2017	BVI
Quest Holdings International LLC (“QHI”)	Foreign education programs and student dormitory services	100%	December 19, 2012	Ohio, US
Quest International Education Center LLC (“QIE”) (formerly Miami International Education Center LLC)	Collection of tuition payments from oversea students	100%	January 23, 2017	Ohio, US
Highrim Holding International Limited (“HHI”)	Investing holding	100%	July 9, 2021	BC, Canada
Richmond Institute of Language Inc. (“RIL” or “EduGlobal College”)	Academic services for college and university applications	100%	April 18, 2008	BC, Canada
Ameri-Can Education Group Corp. (“Ameri-Can”)	Education services	70%	November 17, 2019	Ohio, US
Study Up Center, LLC (“SUPC”)	Student education assistance	100%	April 27, 2022	Ohio, US
Davis University (“DU”)	Education services	70%	1858	Ohio, US
Skyward Holding International Limited (“Skyward”)	Investment holding	100%	June 13, 2023	MB, Canada
Gilmore INV LLC (“Gilmore”)	Investment holding	100%	November 17, 2023	Ohio, US
SouthGilmore LLC (“SouthGilmore”)	Sporting	40%	November 20, 2023	Ohio, US

On November 17, 2023, the Company incorporated a wholly owned subsidiary, which is Gilmore INV LLC (“Gilmore”) in Ohio. Gilmore owns 40% of SouthGilmore LLC (“SouthGilmore”), which was incorporated on November 20, 2023 in Ohio.

Use of estimates

The preparation of condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the condensed consolidated financial statements and accompanying notes. Actual amounts could differ from those estimates and differences could be material. Changes in estimates are recorded in the period they are identified.

Significant items subject to estimates include the recoverable amounts of goodwill and indefinite-lived intangible assets, the useful lives of long-lived assets, finite-lived intangible assets and long – term prepaids.

Foreign currency and foreign currency translation

The Company’s reporting currency is the United States dollar (“US$” or “$”). The US$ is the functional currency of the Company and its subsidiaries of QHI, QIE, HHI, Ameri-Can, SUPC, DU, Skyward, Gilmore and SouthGilmore. The Canadian dollar (“C$”) is the functional currency of the Company’s subsidiary of RIL.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the condensed consolidated statements of operations and comprehensive loss.

The assets and liabilities of the Company’s subsidiary in the C$, which is RIL, are translated at the exchange spot rate at the balance sheet date, stockholders’ equity is translated at the historical rates and the revenues and expenses are translated at the average exchange rates for the periods. The resulting translation adjustments are reported under other comprehensive income in the condensed consolidated statements of operations and comprehensive loss in accordance with ASC 220. The following are the exchange rates that were used in translating RIL’s financial statements into the condensed consolidated financial statements:

	March 31, 2025	March 31, 2024

Period-end spot rate	US$1=C$ 1.4379	US$1=C$ 1.3540
Average rate for six months period	US$1=C$ 1.4168	US$1=C$ 1.3549

Certain risks and concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and other receivable. As of March 31, 2025 and September 30, 2024, substantially all of the Company’s cash and cash equivalents were held in major financial institutions located in the US and Canada.

The Company does not have significant trades receivable related to students as they are required to prepay service fees.

Therefore, there was no significant concentration risk for the Company as at March 31, 2025 and September 30, 2024.

Cash and cash equivalents

Cash and cash equivalents consist of petty cash on hand and cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

Restricted cash

Restricted cash represents the cash that is held by the Department of Education on behalf of DU in order to meet the financial protection requirement for change of ownership of DU. This amount represents 25% of the Title IV, Higher Education Act (“HEA”) program funds received by DU during its most recently completed fiscal year.

Revenue recognition

ASC 606 provides for a five-step model for recognizing revenue from contracts with customers. These five steps include:

(i)	Identify the contract

(ii)	Identify performance obligations

(iii)	Determine transaction price

(iv)	Allocate transaction price

(v)	Recognize revenue

Under ASC 606, revenue is recognized when the customer obtains control of a good or service. A customer obtains control of a good or service if it has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. The Company’s revenue streams contain the following services and performance obligations offered through the subsidiaries of RIL, QHI or DU:

Foreign language education program offered through RIL

●	English education programs

Foreign language education programs offered through QHI

●	English education programs

●	Dorm renewal services

Professional education and training programs offered through DU

●	Professional career training programs

●	College education programs

●	Post-education training programs

●	Collaboration education services provided to an oversea college

●	Real estate training program

The transfers of controls of all of the Company’s above services occur over time upon the delivery of the services to the students based on the terms of the semesters. Therefore, revenues for all these performance obligations are all recognized over time as the students simultaneously receive the services and consume the benefits provided by the Company’s performance of the services.

Except for the revenues related to the collaboration education services provided to an oversea college and the real estate training program, the Company determined it acts as the principal for all the service performance obligations since it is in control of establishing the prices for the specified services, managing the major aspects of the service delivery processes, and assuming the risks of loss for delivery and collection. For services where the Company acts as principle, services revenues are presented on a gross basis in the condensed consolidated statements of operations and comprehensive loss. For revenues related to collaboration education services provided to an oversea college and the real estate training program, they are presented on a net basis since the Company only acts as an agent when providing for these services primarily due to the Company does not have the discretion in establishing the prices and the Company does not have the risk before the services has been transferred to the student, or after the transfer of control to the customer.

Funds received from students prior to provision of our education services are recognized as deferred revenue. The deferred revenue is subsequently released into revenue once the registered semester starts and is released using straight-line method based on the semester period, which is generally three months. The release of the deferred revenue is to match the timing of the cost of our services, which is generally also based on the semester term.

Costs of services

Costs of services for all our education programs are primarily comprised of the tuition fees paid to our partnered education institutions and salary expenses for our instructors and employees involved in the provisions of the services. These fees are charged into costs of services when such fees are incurred based on semester terms in direct relation to the education programs.

Fair value measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that may be used to measure fair value as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3:	Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, other receivable, accounts payable and accrued liabilities, due to related party, loan payable, income tax payable and lease liabilities. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other receivable, accounts payable and accrued liabilities, income tax payable and due to related party approximate their fair values due to the short-term nature of these instruments. For lease liabilities, fair value approximates their carrying value at the year-end, as the interest rates used to discount the host contracts approximate market rates.

The Company did not have transfers of financial instruments between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of March 31, 2025 and September 30, 2024.

Property and equipment

Property and equipment are recorded at cost, less accumulated, depreciation and impairment. Depreciation of property and equipment is calculated on a straight-line basis, after consideration of expected useful lives and estimated residual values. The estimated annual deprecation rates of these assets are generally as follows:

Category	Depreciation years	Estimated residual value
Buildings	33 to 39	$Nil
Machinery & equipment	3	$Nil
Vehicles	5	$Nil
Furniture and fixtures	7	$Nil
Software	5	$Nil
Leasehold improvement	Lesser of lease term or economic life	$Nil

Expenditures for maintenance and repairs are expensed as incurred. Gains and losses on disposals are the differences between net sales proceeds and carrying amount of the relevant assets and are recognized in the condensed consolidated statements of operations and comprehensive loss.

Intangible assets

Intangible assets are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes all expenditures that are directly attributable to the acquisition or development of the asset, net of any amounts received in relation to those assets.

Amortization is recognized in net earnings on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The estimated useful lives are:

Asset	Basis	Rate / term
University relationship	Straight-line	10 years
Education license/certificate	Straight-line	5 years
In-process course curriculum	Straight-line	5 years
Accreditations and licensing	n/a	Indefinite life
Accredited curriculum	Straight-line	10 years
Articulation agreement	Straight-line	5 years
Brand related assets	n/a	Indefinite life

Leases

The Company determines if an arrangement is a lease at inception. The Company may have lease agreements with lease and non-lease components, which are generally accounted for separately. Leases are classified as either operating leases or finance leases pursuant to ASC 842.

i)	Operating leases

Operating leases are recognized as right-of-use assets (“ROU”) in non-current assets and lease liabilities in non-current liabilities in the condensed consolidated balance sheets if the initial lease term is greater than 12 months. For leases with an initial term of 12 months or less the Company recognizes those lease payments on a straight-line basis over the lease term.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, management uses the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Management uses the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term and are included in general and administrative (“G&A”) expenses.

Impairment of long-lived and indefinite-lived assets

Long-lived assets, comprised of property and equipment, ROU assets, and intangible assets subject to amortization, are assessed for impairment whenever events or circumstances indicate that their carrying value may not be recoverable. For the purpose of impairment testing, long-lived assets are grouped and tested for recoverability at the lowest level that generates independent cash flows. An impairment loss is recognized when the carrying value of the assets or asset groups is greater than the future projected undiscounted cash flows. The impairment loss is calculated as the excess of the carrying value over the fair value of the asset or asset group. Fair value is based on valuation techniques or third party appraisals. Significant estimates and judgments are applied in determining these cash flows and fair values.

Indefinite-lived intangible assets are tested annually for impairment as of September 30, and between annual tests if indicators of potential impairment exist. The Company has the option of performing a qualitative assessment to first determine whether the quantitative impairment test is necessary. This involves an assessment of qualitative factors to determine the existence of events or circumstances that would indicate whether it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying value. If the qualitative assessment indicates it is not more likely than not that the fair value is less than its carrying value, a quantitative impairment test is not required. Where a quantitative impairment test is required, the procedure is to compare the indefinite-lived intangible asset’s fair value with its carrying amount. An impairment loss is recognized as the difference between the indefinite-lived intangible asset’s carrying amount and its fair value.

There were no impairment losses for the six months ended March 31, 2025 and 2024.

Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to the assets acquired and liabilities assumed in a business combination.

Goodwill is not amortized, but it is tested annually for impairment at the reporting unit level as of September 30, and between annual tests if indicators of potential impairment exist. The Company has the option of performing a qualitative assessment of a reporting unit to first determine whether the quantitative impairment test is necessary. This involves an assessment of qualitative factors to determine the existence of events or circumstances that would indicate whether it is more likely than not that the fair value of the reporting unit to which goodwill belongs is less than its carrying value. If the qualitative assessment indicates it is not more likely than not that the reporting unit’s fair value is less than its carrying value, a quantitative impairment test is not required.

If a quantitative impairment test is required, the procedure is to identify potential impairment by comparing the reporting unit’s fair value with its carrying amount, including goodwill. The reporting unit’s fair value is determined using various valuation approaches and techniques that involve assumptions based on what the Company believes a hypothetical marketplace participant would use in estimating fair value on the measurement date. An impairment loss is recognized as the difference between the reporting unit’s carrying amount and its fair value. If the difference between the reporting units carrying amount and fair value is greater than the amount of goodwill allocated to the reporting unit, the impairment loss is restricted by the amount of the goodwill allocated to the reporting unit.

As of March 31, 2025, the Company performed a qualitative assessment for its goodwill under RIL’s operation and concluded that there were no indicators of impairment. As of September 30, 2024, the Company performed a quantitative assessment for its goodwill under RIL’s operation and concluded that there were no indicators of impairment.

As of March 31, 2025, the Company performed a qualitative assessment of its goodwill under DU’s operation and concluded that there were no indicators of impairment. As of September 30, 2024, the Company performed a qualitative assessment of its goodwill under DU’s operation and concluded that there were no indicators of impairment.

Taxation

Current income taxes are provided on the basis of net profit for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the condensed consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operation and comprehensive income in the period of the enactment of the change.

The Company considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

Earnings per share

Basic earnings per share is computed by dividing net income attributable to shareholders by the weighted average number of common shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between common shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted earnings per share is calculated by dividing net income attributable to common shareholders by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

Defined contribution plans

The Company contributes to defined contribution retirement schemes which are available to all employees. Contributions to the schemes by the Company and employees are calculated as a percentage of employees’ basic salaries. The retirement benefit scheme cost charged to profit or loss represents contributions payable by the Company to the funds.

Stock-Based Compensation

The measure stock-based awards at fair value on the date of the grant and expense the awards in condensed consolidated statements of operations and comprehensive loss over the requisite service period of employees or consultants. The fair value of stock options is determined using the Black-Scholes valuation model. The fair value of stock-based awards is determined using the share price of the Company at the date of grant. Stock-based compensation expense related to all stock-based awards, including stock option, is recognized over the requisite service period on a straight-line basis. The amount of stock-based compensation expense recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date. Forfeitures are accounted for as they occur.

Recently adopted accounting standards

ASU 2021-08: In October 2021, the FASB issued ASU 2021-08 for Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The update primarily addresses the accounting for contract assets and contract liabilities from revenue contracts with customers acquired in a business combination. The update requires that an acquirer recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606 - Revenue from Contracts with Customers, whereas prior to the adoption of the update, contract assets acquired and contract liabilities assumed in a business combination were recognized at fair value on the acquisition date. The amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption of the amendments is permitted, including adoption in an interim period. An entity that early adopts in an interim period should apply the amendments (1) retrospectively to all business combinations for which the acquisition date occurs on or after the beginning of the fiscal year that includes the interim period of early application and (2) prospectively to all business combinations that occur on or after the date of initial application. The Company adopted the new standards for the fiscal year ending September 30, 2024. The adoption of the new standards did not have impact to the Company’s condensed consolidated financial statements.

ASU 2023-07: In November 2023, the FASB issued ASU 2023-07 for Segment Reporting (Topic 280): The amendments in this Update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this Update:

1.	Require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”).

2.	Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss.

3.	Require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods.

4.	Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s condensed consolidated financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under generally accepted accounting principles (GAAP), a public entity is not precluded from reporting additional measures of a segment’s profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources.

5.	Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources.

6.	Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280.

The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted the new standards for the six months ended March 31, 2025. The adoption of the new standards did not have impact to the Company’s condensed consolidated financial statements.

Recently issued accounting standards

ASU 2024-03: In November 2024, the FASB issued ASU 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions (such as cost of sales; selling, general, and administrative expenses; and research and development).

The objective of the amendments is to provide disaggregated information about public business entity’s expenses to help investors:

1.	Better understand the entity’s performance

2.	Better assess the entity’s prospects for future cash flows

3.	Compare an entity’s performance over time and with that of other entities.

The amendments in the ASU require disclosure in the notes to financial statements of specified information about certain costs and expenses. The amendments require that at each interim and annual reporting period an entity:

1.	Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e).

2.	Include certain amounts that are already required to be disclosed under current generally accepted accounting principles in the same tabular disclosure as the other disaggregation requirements.

3.	Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively.

4.	Disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses.

The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is still in the process of evaluating the impact of this ASU to its condensed consolidated financial statements since the ASU will only apply to the Company fiscal year of 2027.

3. Prepaid Expenses and Long-term Prepaids

Prepaid expenses consist of the following:

	March 31, 2025	September 30, 2024
	US$	US$
Prepaid fees to Renda for Beijing office expenses	-	73,429
Prepaid fees to Beijing University Graduate School of Education	117,688	670,820
Prepaid insurance	31,559	66,930
Security deposit	144,953	125,259
Prepaid tuition fees to Shanghai Jiao Tong University	19,161	144,131
Prepaid fees to Guangzhou Zhonghong Hean	84,018	100,822
Prepaid management fees to New Sky	66,159	-
Other prepaid expenses	90,890	124,544
Total	554,428	1,305,935

Prepaid fees to Renda for Beijing office expenses represent the fees that the Company prepaid to Beijing Renda Finance and Education Technology Co., Ltd (“Renda”) for services have yet to be provided by Renda. The prepaid fees will be recognized into costs of services when such fees are incurred based on the actual costs incurred by Renda on behalf of the Company’s Beijing office.

Prepaid fees to Beijing University Graduate School of Education (“BUGSE”) represent tuition fees that the Company paid to BUGSE for services that have yet to be provided by BUGSE. The Company has entered into a training agreement with BUGSE, pursuant to which BUGSE will provide some International Innovation Talent Training (“IIT”) courses to students of the Company.

Prepaid tuition fees to Shanghai Jiao Tong University represent the fees that the Company prepaid to Shanghai Jiao Tong University for services have yet to be provided. The prepaid fees will be recognized into costs of services when such fees are incurred based on the actual costs incurred by Shanghai Jiao Tong University.

Prepaid fees to Guangzhou Zhonghong Hean represent the fees that the Company prepaid to Guangzhou Zhonghong Hean for consulting and agency services have yet to be provided. The prepaid fees will be charged into expenses when Guangzhou Zhonghong Hean provided the consulting and agency services to the Company.

Long-term Prepaids consist of the following:

	March 31, 2025	September 30, 2024
	US$	US$
Prepaid for soccer games	7,500,023	7,500,023

The prepaid for soccer games represents a service fee prepaid to Argentine Football Association (the “AFA”), On November 23, 2023, the Company’s subsidiary, SouthGilmore, entered into an agreement (the “Agreement”) with AFA, pursuant to which the parties agreed that hold certain international friendly matches between the Argentine men’s national soccer team and similar opponents in China or Asia. Pursuant to the Agreement, SouthGilmore agreed to pay the AFA a total of $15.0 million, of which $7.5 million was prepaid by the Company in November 2023 in connection with the execution of the Agreement. In addition, pursuant to the Agreement, SouthGilmore agreed to assume the costs and obligations related to stadium charges, security, ticketing and all other matters generally related to the organization of the games. The friendly matches have not been held yet due to the delays in finding the proper components and the proper venues. In April 2024, the AFA confirmed to SouthGilmore that it was rescheduling the matches, which the AFA and SouthGilmore now plan to hold between October 2025 and March 2026 in the territory of the Asian Football Conference.

4. Property and Equipment, net

Property and equipment, net consist of the following:

	March 31 2025	September 30, 2024
	US$	US$
Land	441,462	721,462
Buildings	84,194	849,961
Machinery & equipment	2,008,987	2,008,987
Vehicles	153,996	153,996
Furniture and fixtures	160,349	160,349
Software	870,728	870,728
Leasehold improvement	17,329	17,329
Total	3,737,045	4,782,812
Less: Accumulated depreciation	$(3,063,344)	$(3,184,989)
Property and equipment, net	673,701	1,597,823

Depreciation expenses were recorded in general and administrative expenses. The Company recorded depreciation expenses of US$91,511 and US$116,231 for the six months ended March 31, 2025 and 2024, respectively.

5. Intangible assets, net

Intangible assets, net consist of the following:

	March 31, 2025	September 30, 2024
	US$	US$
University relationship	377,587	377,587
Education license/certificate	28,240	28,240
In-process course curriculum	26,067	26,067
Accreditations and licensing*	2,202,793	2,202,793
Accredited curriculum	1,670,461	1,670,461
Articulation agreement	53,793	53,793
Brand related assets*	552,580	552,580
Total	4,911,521	4,911,521
Less: Accumulated depreciation	(557,419)	(447,295)
Intangible assets, net	4,354,102	4,464,226

*	(Indefinite-lived assets, not subject to amortization)

Depreciation expenses were recorded in general and administrative expenses. The Company recorded depreciation expenses of US$110,124 and US$111,093 for the six months ended March 31, 2025 and 2024, respectively.

6. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities primarily consist of the following:

	March 31, 2025	September 30, 2024
	US$	US$
Accounts payable	2,315,334	1,206,940
Student refundable deposits	166,621	1,403,121
Accrued commission expenses	581,911	420,118
Other payables	207,971	203,292
Total	3,271,837	3,233,471

7. Deferred revenue

The movement of deferred revenue is as follows:

	March 31, 2025	September 30, 2024
	US$	US$
Opening balance	5,332,194	4,057,517
Additional deferred revenue accrual	802,055	5,302,014
Revenue release from deferred revenue	(4,140,620)	(4,027,337)
Ending Balance	1,993,629	5,332,194

For the six months ended March 31, 2025, $4,140,620 (2024: $4,027,337) revenue recognized in the current period was from prior period’s ending deferred revenue balance.

8. Loan payable

Loan payable of US$409,956 represented a loan advanced from a third-party. The loan bears an annual interest of 2%. The loan subsequently matured on November 15, 2024 and it has been extended to November 15, 2026.

9. Capital Stock

Common shares

During the year ended September 30, 2024, the Company completed a unit offering private placement and issued 400,000 units with unit price of $2.00, raising total gross proceeds of $800,000. Each unit contains one share and one warrant. Each warrant is exercisable into one share at an exercise price of $2.00/share within 5 years from the issuance date.

During the year ended September 30, 2024, the Company issued 715,000 common shares to its directors, executives and employees for their services rendered to the Company. These common shares are based on certain vesting schedules (see “Share-based awards” below). An aggregate value of $834,399 related to the vested common shares was recognized in the year ended September 30, 2024.

During the six months ended March 31, 2025, the Company issued 495,000 common shares to its directors, executives and employees for their services rendered to the Company. These common shares are based on certain vesting schedules (see “Share-based awards” below). An aggregate value of $422,140 related to the vested common shares was recognized in the six months ended March 31, 2025.

Warrants

A continuity schedule of outstanding warrants at September 30, 2024 and March 31, 2025, and the changes during the periods, is as follows:

	Number of Warrants	Weighted Average Exercise Price
		US$
Balance, September 30, 2023	1,562,686	7.50
Granted	400,000	2.00
Exercised	-	-
Forfeited	-	-
Balance, September 30, 2024 and March 31, 2025	1,962,686	4.75

A summary of warrants outstanding and exercisable at September 30, 2024:

	Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
		US$
Grant date
March 29, 2021	1,562,686	7.50	1.49
January 8, 2024	400,000	2.00	4.27

A summary of warrants outstanding and exercisable at March 31, 2025:

	Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
		US$
Grant date
March 29, 2021	1,562,686	7.50	0.99
January 8, 2024	400,000	2.00	3.77

Stock options

At March 31, 2025, the Company had one stock option plan, the 2019 Equity Incentive Plan (the “2019 Plan”).

During the six months ended March 31, 2025, there was no stock options grant. During the year ended September 30, 2024, the Company granted 1,030,000 stock options, vesting in one-year or a three-year period, to certain officers and directors of the Company.

A continuity schedule of outstanding stock options at September 30, 2024 and March 31, 2025, and the changes during the periods, is as follows:

	Number of Stock Options	Weighted Average Exercise Price
		US$
Balance, September 30, 2023	455,000	3.73
Granted	1,030,000	1.16
Exercised	-	-
Forfeited	-	-
Balance, September 30, 2024 and March 31, 2025	1,485,000	1.95

A continuity schedule of outstanding unvested stock options at September 30, 2024 and March 31, 2025, and the changes during the periods, is as follows:

	Number of Unvested Stock Options	Weighted Average Grant Date Fair Value
		US$
Balance, September 30, 2023	22,500	2.11
Granted	1,030,000	1.10
Vested	(775,000)	1.19
Forfeited	-	-
Balance, September 30, 2024	277,500	1.10
Vested	(253,750)	1.16
Forfeited	-	-
Balance, March 31, 2025	23,750	1.10

At September 30, 2024, the aggregate intrinsic value of all outstanding stock options granted was estimated at $nil. At September 30, 2024, the unrecognized compensation cost related to unvested stock options was $32,861 expected to be recognized over 0.25 to 2.25 years.

At March 31, 2025, the aggregate intrinsic value of all outstanding stock options granted was estimated at $nil. At March 31, 2025, the unrecognized compensation cost related to unvested stock options was $24,646 expected to be recognized over 1.75 years.

A summary of stock options outstanding and exercisable at September 30, 2024:

	Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
		US$
Grant date
November 1, 2021	365,000	4.10	7.08
December 30, 2022	90,000	2.21	8.25
October 19, 2023	752,500	1.16	9.08

A summary of stock options outstanding and exercisable at March 31, 2025:

	Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
		US$
Grant date
November 1, 2021	365,000	4.10	6.58
December 30, 2022	90,000	2.21	7.75
October 19, 2023	1,006,250	1.16	8.58

Share-based awards

(a)	During the year ended September 30, 2023, the Company granted 300,000 share-based awards with a fair value of $1.63 per share, determined using the share price at the date of grant of February 7, 2023, to a consultant of the Company. These share-based awards vest according to the percentage of the consulting services rendered to the Company. As of September 30, 2023, only 50% of the services have been rendered to the Company. Therefore, only 150,000 shares have been issued to the consultant during the year ended September 30, 2023.

(b)	During the year ended September 30, 2024, the Company granted an aggregate of 440,000 share-based awards with a fair value of $1.16 per share, determined using the share price at the date of grant of October 19, 2023, to certain officers of the Company. These share-based awards vest in 4 equal instalments over each of the quarter end of the fiscal year. During the year ended September 30, 2024, all of the 440,000 shares have already been issued to these officers.

(c)	During the year ended September 30, 2024, the remaining 150,000 shares from note (a) above were granted to the consultant.

(d)	During the year ended September 30, 2024, the Company granted 150,000 share-based awards with a fair value of $0.84 per share, determined using the share price at the date of grant of July 10,2024, to a consultant of the Company. These share-based awards vest according to the percentage of the consulting services rendered to the Company. As of September 30, 2024, 75,000 shares have already been issued to the consultant.

(e)	During the six months ended March 31, 2025, the remaining 75,000 share from note (d) above were granted to the consultant.

(f)

During the six months ended March 31, 2025, the Company granted an aggregate of 200,000 performance-based share (the “Performance Shares”) to Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. The Performance Shares are subject to a one-year vesting provision whereby the total Performance Shares become exercisable at the end of September 30, 2024 if the Company’s sales increase achieved a targeted percentage determined by the Company. Since the Company has met the sales increase target for the year ended September 30, 2024, the share-based compensation expense in relation to the Performance Shares have been recognized during the six months ended March 31, 2025.

(g)	During the six months ended March 31, 2025, the Company announced to grant an aggregate of 440,000 share-based awards with a fair value of $0.54 per share, determined using the share price at the date of grant of August 6, 2025, to certain officers of the Company. These share-based awards vest in 4 equal instalments over each of the quarter end of the fiscal year. During the six months ended March 31, 2025, 220,000 shares have been issued to these officers.

Investment in subsidiary

On November 17, 2023, the Company incorporated a 100% owned subsidiary, Gilmore. Gilmore owns 40% of SouthGilmore, which was incorporated on November 20, 2023. The shareholders of SouthGilmore agreed to contribute a total investment of US$7,500,000 into the newly formed entity. The Company agreed to subscribe to 600 units of the total 1,500 units issued by SouthGilmore by contributing US$3,750,000 (actual contribution: US$3,762,395). The remaining 900 units will be subscribed by the other shareholders, who will contribute the remaining US$3,750,000 (actual contribution: US$3,737,727) into SouthGilmore.

The Company determined SouthGilmore qualifies as a variable interest entity (VIE) due to its 40% ownership interest and the presence of two Company board directors (Jianbo Zhang and Zhenyu Wu) occupying two of SouthGilmore’s three board seats. The Company concluded that it has controlling financial interest in SouthGilmore since it has: i) the power to direct the activities of SouthGilmore and ii) the Company’s equity pickup of the financial results (losses or benefits) of SouthGilmore could potentially be significant to the Company. Therefore, the Company should consolidate SouthGilmore based on the VIE model.

Since the Company only owns 40% of the interest in SouthGilmore although it is required to contribute the same amount of investment as the other non-controlling shareholders (“NCI”), the Company ownership in the total US$7,500,000 is still based on the 40% ownership. Therefore, its US$3,750,000 investment was diluted by the NCI’s additional 10% more ownership. The dilution amount, calculated based on actual contributions from the Company and the NCI, is US$762,346. Since the dilution has not changed the Company’s control over SouthGilmore, the dilution amount is accounted for as an equity transaction between the Company, controlling shareholder, and the NCI.

10. Loss per share

Basic and diluted net loss per share for each of the years presented are calculated as follows:

	March 31, 2025	March 31, 2024
	US$	US$

Numerator:
Net loss attributable to ordinary shareholders—basic and diluted	(231,942)	(3,207,372)

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	13,232,953	12,370,905

Loss per share attributable to ordinary shareholders —basic and diluted	(0.02)	(0.26)

11. Related Party Transactions and Balances

Related Parties

Name of related parties	Relationship with the Company
Jianbo Zhang	Founder and ultimate controlling shareholder, CEO

Due to related party balance

The related party balances of $140,000 as of September 30, 2024 and March 31, 2025 relate to IPO costs paid by Jianbo Zhang on behalf of the Company. The related party balance is unsecured, non-interest bearing and due on demand.

12. Revenue, costs of sales and gross profit margin

The following table sets forth the revenue, costs of sales and gross profit margin of the Company:

	For The Six Months Ended	For The Six Months Ended
	March 31, 2025	March 31, 2024

Revenues – English education program (QHI)	$1,550,559	$2,178,611
Revenues – English education program (RIL)	24,304	203,259
Revenues – Professional education and training programs (DU)	3,792,542	1,780,780
Costs of services English education programs (QHI)	325,439	784,060
Costs of services English education programs (RIL)	35,599	98,180
Costs of services professional education and training programs (DU)	1,590,197	876,989
Gross profit	3,416,170	2,403,421
Gross profit margin %	64%	58%

13. General and administrative expenses

General and administrative expenses consist primarily of the following expenses:

	For the Six Month Ended March 31, 2025	For the Six Months March 31, 2024
Bank charges	$7,885	$12,011
Depreciation expenses	200,569	226,704
Insurance	58,835	50,270
Office expenses	517,659	264,299
Professional	557,756	641,513
Rental expenses	616,730	390,447
Repairs and maintenance	27,750	27,461
Salary and benefits	764,209	1,118,589
Management service fee	1,200,000	1,718,767
Stock-based compensation	382,815	1,212,998
Sundry	74,318	76,489
Tax and licenses	72,470	96,702
Vehicle expenses	28,897	35,807
Bad debt (recovery)	-	(21,130)
Total	4,509,893	5,850,927

14. Other income

Other income consists primarily of the following:

	For the Six Month Ended March 31, 2025	For the Six Months March 31, 2024
	US$	US$
Gain from settlement of student-deposit refunds with Renda*	1,200,000	-
Gain from disposal of fixed assets	665,389	477,115
Others	25,451	16,439
Total	1,890,840	493,554

*	On March 1, 2025, the Company entered into an agreement with Renda whereby Renda assumed full responsibility for $1.2 million of student deposit refunds related to Miami University of Ohio (Regional Campuses), which were previously recorded in the Company's accounts payable. Under this agreement, Renda will process and fulfill all refund requests directly, relieving the Company of this financial obligation.

15. Segment Reporting

During the six months ended March 31, 2025 and 2024, the Company operated in three primary reportable segments, which were the foreign language education (QHI), foreign language education (RIL) and the professional training programs. Other business activities that are currently not classified as a reportable segment is combined in the category of “Other”, which includes the results of HHI, Skyward, Gilmore and SouthGilmore.

A summary of segment information for the six months ended March 31, 2025:

	Foreign language education - QHI -	Foreign language education - RIL -	Professional education and training programs	Other	Total
	US$	US$	US$	US$	US$

Revenue	1,550,559	24,304	3,792,542	-	5,367,405
Segmented loss (profit)	1,893,461	277,201	(562,868)	355,307	1,963,101
Other income					(1,890,840)
Interest income					(2,673)
Loss before income taxes					69,588
Income taxes expense					86,571
Net loss					156,159

A summary of segment information for the six months ended March 31, 2024:

	Foreign language education - QHI -	Foreign language education - RIL -	Professional education and training programs	Other	Total
	US$	US$	US$	US$	US$

Revenue	2,178,611	203,258	1,780,781	-	4,162,650
Segmented loss	2,890,508	192,473	676,298	384,279	4,143,558
Other income					(493,554)
Interest income					(19,948)
Loss before income taxes					3,630,056
Income taxes (recovery)					(113,142)
Net loss					3,516,914

As at March 31, 2025, total assets located in the U.S. and Canada were $18,618,515 or 93%, and $1,419,559 or 7% of the Company’s total assets.

As at September 30, 2024, total assets located in the U.S. and Canada were $21,774,378 or 93%, and $1,516,949 or 7% of the Company’s total assets.

16. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to March 31, 2025, through the date the condensed consolidated financial statements were available to issue, and concluded that no subsequent events have occurred that would require recognition in the condensed consolidated financial statements or disclosure in the notes to the condensed consolidated financial statements except the following:

1) On January 22, 2025, the Company entered into an agreement with a buyer to sell one of its buildings located in Middletown, Ohio, for a sales price of $325,000. The sale has not been closed as it is subject to buyer’s property inspection and obtaining financing. The sale is closed on April 28, 2025.

2) On May 27, 2025, the Company consummated pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) an offering with certain accredited investors for the sale by the Company of (i) 4,500,000 ordinary shares of the Company, par value $0.0016 per share (the “Ordinary Shares”) and (ii) warrants to purchase up to an aggregate of 13,500,000 Ordinary Shares (the “Warrants”), in a private placement offering. The combined purchase price of one Ordinary Share and accompanying Warrants was $0.40. Subject to certain ownership limitations, the Warrants are exercisable upon issuance. Each Warrant is exercisable into one Ordinary Share at a price per share of $0.48 (as adjusted from time to time in accordance with the terms thereof) and will expire on the first anniversary of the date of issuance.

3) On August 6, 2025, the Company’s board of directors approved to grant an aggregate of 440,000 share-based awards with a fair value of $0.54 per share, determined using the share price at the date of grant of August 6, 2025, to a certain officers of the Company. These share-based awards vest in 4 equal instalments over each of the quarter end of the fiscal year. During the six months ended March 31, 2025, 220,000 shares have been issued to these officers.